As filed with the Securities and Exchange Commission on December 10, 2013

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands	4412	98-0224774
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4th Floor, Belvedere Building,

69 Pitts Bay Road,

Hamilton HM 08, Bermuda

Telephone: (441) 298-2530

Fax: (441) 292-3931

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Watson, Farley & Williams LLP

Attention: Daniel C. Rodgers

1133 Avenue of the Americas

New York, New York 10036

(212) 922-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

David S. Matheson

Perkins Coie LLP

1120 N.W. Couch Street, Tenth Floor

Portland, OR 97209-4128

(503) 727-2008

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, and associated common share purchase rights(3)	5,700,000	$44.63	$254,391,000	$32,765.56(2)

(1)	Pursuant to Rule 416(a), the number of shares of common stock being registered shall be adjusted to include any additional shares that may become issuable as a result of any common stock distribution, split, combination or similar transaction.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) and (r) under the Securities Act of 1933, as amended. The price per share and aggregate offering price are based on the average of the high and low sale prices of the registrant’s common stock on December 6, 2013, as reported on the New York Stock Exchange.
(3)	The common share purchase rights are presently attached to and transferable only with the common stock of the registrant. Prior to the occurrence of specified events, the common share purchase rights will not be exercisable or evidenced separately from the common stock. The value, if any, attributable to the common share purchase rights, if any, is reflected in the value attributable to the common stock.

PROSPECTUS

5,700,000 Shares

Teekay Corporation

Common Stock

This prospectus relates solely to the offer or resale of up to 5,700,000 shares of our common stock by the selling shareholders identified in this prospectus. These shares of our common stock were sold to the selling shareholders pursuant to a common stock purchase agreement dated December 2, 2013, between one of our existing shareholders, Resolute Investments, Ltd., and the selling shareholders in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (or the Securities Act). In connection with that purchase agreement, we entered into a registration rights agreement with the selling shareholders. We will not receive any of the proceeds from the sale of these shares by the selling shareholders.

The selling shareholders identified in this prospectus, or their donees, pledgees, transferees or other successors-in-interest, may sell the shares of our common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. The selling shareholders may sell the shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. For additional information on the methods of sale that may be used by the selling shareholder, please read “Plan of Distribution.”

Our shares of common stock trade on the New York Stock Exchange under the symbol “TK.”

Investing in our common stock involves risks. You should carefully consider each of the factors described under “Risk Factors” beginning on page 6 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

December 10, 2013

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to give you different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. The selling shareholders are not offering to sell or seeking offers to buy these shares of common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date other than its respective date. Our business, financial condition, results of operation and prospects may have changed since those dates. We will disclose material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the U.S. Securities and Exchange Commission (or SEC) incorporated by reference in this prospectus.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC. The selling shareholders referred to in the prospectus may offer and resell from time to time up to 5,700,000 shares of our common stock. You should read this prospectus together with additional information described below under the headings “Where You Can Find More Information” and “Documents Incorporated by Reference.”

This prospectus does not cover the issuance of any of our common stock by us to Resolute Investments, Ltd., or the sale of any of our common stock by Resolute Investments, Ltd. to the selling shareholders. We will not receive any proceeds from any sale of our common stock by the selling shareholders. Except for underwriting discounts and selling commissions, if any, transfer taxes, if any, and the fees and expenses of their own counsel, all of which are to be paid by the selling shareholders, we have agreed to pay the expenses incurred in connection with the registration of the common stock owned by the selling shareholders covered by this prospectus.

Unless otherwise indicated, the term “selling shareholders” as used in this prospectus means the selling shareholders listed under the heading “Selling Shareholders” and their donees, pledgees, transferees and other successors-in-interest. Unless otherwise indicated, references in this prospectus to “Teekay,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the common stock described herein, shall mean specifically Teekay Corporation.

Unless otherwise indicated, all references in this prospectus to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus is prepared in accordance with accounting principles generally accepted in the United States (or GAAP).

The information in this prospectus is accurate as of its date. You should read carefully this prospectus, any prospectus supplement, and the additional information described below under the heading “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

TEEKAY CORPORATION

Teekay Corporation is a leading provider of international crude oil and gas marine transportation services and also offers offshore oil production, storage and offloading services, primarily under long-term, fixed-rate contracts. We are responsible for managing and operating consolidated assets of over $11 billion, comprised of approximately 170 liquefied gas, offshore, and conventional tanker assets. With offices in 15 countries and approximately 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them link their upstream energy production to their downstream operations. Our customers include major energy and utility companies, major oil traders, large oil and LNG consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation.

Our three publicly-traded subsidiaries are: Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), which we formed in 2005 and primarily operates in the liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) shipping sectors; Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore), which we formed in 2006 and primarily operates in the offshore oil production, storage and transportation sectors; and Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), which we formed in 2007 and engages in the conventional tanker business.

Teekay Corporation was incorporated in the Republic of Liberia on February 9, 1979 and was domesticated in the Republic of The Marshall Islands on December 20, 1999. We maintain our principal executive headquarters at 4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530. Our principal operating office is located at Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2K2. Our telephone number at such address is (604) 683-3529. Our website address is www.teekay.com. The information contained in our website is not part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 regarding the securities covered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered in this prospectus, you may wish to review the full registration statement, including its exhibits. In addition, we file or furnish annual, quarterly and other reports with and furnish information to the SEC. You may inspect and copy any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at that address, at prescribed rates, or from the SEC’s website on the internet at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. You can also obtain information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the U.S. Securities Exchange Act of 1934, as amended (or the Exchange Act), from, among other things, certain rules prescribing the content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports on Form 10-Q or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC and incorporated into this prospectus, automatically will update information previously filed with the SEC and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F for the year ended December 31, 2012;

•	our Reports on Form 6-K furnished to the SEC on May 6, June 14, September 23 and November 26 and our Report on Form 6-K/A furnished to the SEC on December 9, 2013;

•	all subsequent Annual Reports on Form 20-F filed prior to the termination of this offering by the selling shareholder;

•	all subsequent Reports on Form 6-K furnished to the SEC prior to the termination of this offering by the selling shareholders that we identify in such Reports as being incorporated by reference into the registration statement of which this prospectus is a part; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on February 11, 2003, and the description of our common share purchase rights contained in our Registration Statement on Form 8-A/A filed on July 2, 2010, including any subsequent amendments or reports filed for the purpose of updating such descriptions.

These reports contain important information about us, our financial condition and our results of operations. You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting our website at www.teekay.com, or by writing or calling us at the following address:

Teekay Corporation

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton HM 08, Bermuda

Attn: Corporate Secretary

(441) 298-2530

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus and any prospectus supplements are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our future or anticipated operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements reflect management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us. Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed under the heading “Risk Factors” set forth in this prospectus and those factors discussed in our most recent Annual Report on Form 20-F and in other reports we file with or furnish to the SEC and that are incorporated into this prospectus by reference.

We undertake no obligation to update any forward-looking statement to reflect any change in our expectations or events or circumstances that may arise after the date on which such statement is made. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In addition, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

RISK FACTORS

An investment in our common stock involves risk. Before investing in our common stock, you should carefully consider the following risk factors together with all other information included in this prospectus, including the risks discussed under the heading “Risk Factors” in our latest Annual Report on Form 20-F filed with the SEC and in “Item 1A-Risk Factors” in our Report on Form-6 furnished with the SEC on November 26, 2013, which are incorporated by reference into this prospectus, and information included or incorporated by reference in any applicable prospectus supplement.

If any of these risks were to occur, our business, financial condition, operating results or cash flows could be materially adversely affected. In that case, we might be unable to pay dividends on our common stock, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Inherent in an Investment in Us

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our securities.

Provisions of our articles of incorporation and our bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	Authorizing our board of directors to issue “blank check” preferred shares without shareholder approval;

•	Providing for a classified board of directors with staggered, three-year terms;

•	Prohibiting cumulative voting in the election of directors;

•	Authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote for those directors;

•	Prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	Limiting the persons who may call special meetings of shareholders; and

•	Establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

We have also adopted a shareholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the board’s prior approval.

These anti-takeover provisions, including the provisions of our shareholder rights plan, could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our securities and your ability to realize any potential change of control premium.

Substantial future sales of shares of our common stock in the public market could cause the price of our common shares to fall.

The market price of our common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock. We have granted registration rights to our largest shareholder, which has the right, subject to certain conditions, to require us to file registration statements covering the sale by it of shares of common stock. Following their sale under an applicable registration statement, any such shares of common stock would become freely tradable. By exercising its registration rights and selling a large number of shares of common stock, this shareholder could cause the price of our common stock to decline.

We are a Marshall Islands corporation, and the Republic of The Marshall Islands does not have a well developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (or BCA). The provisions of the BCA resemble provisions of the corporation laws of some states in the United States. However, there have been few judicial cases in the Republic of The Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of The Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Because we are a Marshall Islands corporation, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are a Marshall Islands corporation, and all of our assets are located outside of the United States. Our principal executive offices are located, and a majority of our directors and officers are residents outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our directors or our management in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of The Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers. For more information regarding the relevant laws of the Republic of The Marshall Islands, please read “Service of Process and Enforcement of Civil Liabilities.”

Risks related to our ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers

We are not the only equity holders of Teekay Offshore, Teekay LNG and Teekay Tankers, and the respective partnership agreements of Teekay Offshore and Teekay LNG require them to distribute all available cash to their respective equity holders, including public unitholders, while Teekay Tanker’s policy is to distribute a fixed quarterly dividend per share to all shareholders.

Teekay Offshore and Teekay LNG are publicly-traded limited partnerships and Teekay Tankers is a publicly-traded company. As of September 30, 2013, we owned:

•	a 29.9% partnership interest in Teekay Offshore (including a 2% general partner interest) and all incentive distribution rights of Teekay Offshore;

•	a 36.9% partnership interest in Teekay LNG (including a 2% general partner interest) and all incentive distribution rights of Teekay LNG; and

•	a 25.1% interest in Teekay Tankers (including 8,476,530 shares of Class A Common Stock and 12.5 million shares of Class B Common Stock), which provide us aggregate voting power of approximately 53.1% of Teekay Tankers.

The remainder of the outstanding limited partner interests or capital stock in each of Teekay Offshore, Teekay LNG and Teekay Tankers are owned by public unitholders and shareholders. Teekay Offshore’s and Teekay LNG’s respective partnership agreements require them to distribute, on a quarterly basis, 100% of their available cash to their respective unitholders and general partners of record. Teekay Tanker’s current policy is to distribute a fixed quarterly dividend of $0.03 per share to shareholders. We are not the only limited partners of Teekay Offshore and Teekay LNG or the only shareholders of Teekay Tankers and, therefore, we receive only our proportionate share of cash distributions from each of Teekay Offshore, Teekay LNG and Teekay Tankers based on our partner interests or shareholdings in each of them. The remainder of the quarterly cash distributions is distributed, pro rata, to the public unitholders or shareholders.

For each of Teekay Offshore and Teekay LNG, available cash is generally all cash on hand at the end of each quarter, after payment of fees and expenses and the establishment of cash reserves by their respective general partners. We own the general partner of each of Teekay Offshore and Teekay LNG. These general partners determine the amount and timing of cash distributions by Teekay Offshore and Teekay LNG and have broad discretion to establish and make additions to the respective entity’s reserves in amounts the general partner determines to be necessary or appropriate:

•	to provide for the proper conduct of partnership business and the businesses of its operating subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs);

•	to provide funds for distributions to the respective unitholders and the respective general partner for any one or more of the next four calendar quarters; or

•	to comply with applicable law or any loan or other agreements.

Accordingly, cash distributions we receive on our ownership interests in Teekay Offshore and Teekay LNG may be reduced at any time, or we may not receive any cash distributions from these entities.

The amount of cash that Teekay Offshore and Teekay LNG will be able to distribute to their unitholders, including Teekay, principally depends upon the amount of cash these entities generate from their respective businesses.

The amount of cash that each of Teekay Offshore or Teekay LNG are able to distribute to its partners, including Teekay, each quarter principally depends upon the amount of cash it generates from their respective businesses. The amount of cash that Teekay Offshore and Teekay LNG generate may fluctuate from quarter to quarter based on, among other things, factors described under “Risks Factors” in our Form 20-F for the year ended December 31, 2012. A significant decline in the results of operations of Teekay Offshore or Teekay LNG could reduce the amount of its distributions to their partners, including Teekay.

In addition, the actual amount of cash that each of Teekay Offshore or Teekay LNG has available for distribution depends on other factors, some of which are beyond its control, including:

•	the level of capital expenditures it makes;

•	the cost of any acquisitions;

•	its debt service requirements;

•	fluctuations in its working capital needs;

•	restrictions on distributions contained in its debt agreements;

•	prevailing economic conditions; and

•	the amount of cash reserves established by its general partner or board of directors in its sole discretion for the proper conduct of its business.

Because of these factors, neither Teekay Offshore nor Teekay LNG may have sufficient available cash each quarter to continue paying distributions to their respective partners, including Teekay, at their current or historical levels or at all. The amount of cash that Teekay Offshore and Teekay LNG have available for distribution depends primarily upon their respective cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which is affected by non-cash items. As a result, Teekay Offshore or Teekay LNG may make cash distributions during periods when they record losses and may not make cash distributions during periods when they record profits.

A reduction in Teekay Offshore’s or Teekay LNG’s distributions will disproportionately affect the amount of cash distributions to which Teekay is currently entitled as the holder of the incentive distribution rights of each partnership.

Teekay’s ownership of the incentive distribution rights of Teekay Offshore and Teekay LNG entitles it to receive increasing percentages, up to 50%, of incremental quarterly cash distributions by Teekay Offshore and Teekay LNG. Recent quarterly distributions by each of Teekay Offshore and Teekay LNG have exceeded these thresholds and entitled Teekay to greater percentages of their respective cash distributions, including up to 50% of certain incremental distributions. A decrease in the amount of distributions per unit by Teekay Offshore or Teekay LNG below the incentive distribution rights thresholds would reduce Teekay’s percentage of the incremental cash distributions. A decrease in the amount of distributions per unit by Teekay Offshore or Teekay LNG may be caused by a variety of circumstances, including if Teekay Offshore or Teekay LNG generates less cash available for distributions or if the board of directors of their respective general partners determines to create larger reserves in computing cash available for distribution. Even if cash available for distribution remained stable, Teekay Offshore or Teekay LNG may determine to modify the incentive distribution rights to reduce the percentage of incremental cash distributions such incentive distribution rights are entitled to receive.

Each of Teekay Offshore, Teekay LNG and Teekay Tankers has issued significant amounts of additional common units or common shares to finance vessel acquisitions, which has reduced Teekay’s percentage ownership interest in these entities. In addition, Teekay Offshore, Teekay LNG and Teekay Tankers may issue additional limited partner interests or other equity securities, which may increase the risk that Teekay Offshore, Teekay LNG or Teekay Tankers will not have sufficient available cash to maintain or increase cash distribution levels to its unitholders or shareholders, including Teekay.

Teekay Offshore, Teekay LNG and Teekay Tankers each has discretion to issue additional limited partner interests or other equity securities on the terms and conditions established by its general partner or board of directors, as applicable. Since their respective initial public offerings, each of Teekay Offshore, Teekay LNG and Teekay Tankers has purchased vessels from Teekay and issued additional common units or common shares to the public to finance these acquisitions. Teekay is required to offer to Teekay Offshore, Teekay LNG and Teekay Tankers certain vessels for purchase, and intends to offer additional vessels for purchase from time to time. The issuance by Teekay Offshore, Teekay LNG or Teekay Tankers of additional common units, common shares or other equity securities to third parties to finance these or other vessel acquisitions, or otherwise:

•	may increase the risk that Teekay Offshore or Teekay LNG will be unable to maintain or increase its quarterly cash distribution per unit, which in turn may reduce the amount of incentive distributions Teekay receives as the holder of incentive distribution rights of such entities; and

•	will reduce Teekay’s ownership interest in Teekay Offshore, Teekay LNG or Teekay Tankers, as applicable, which may reduce the amount of the quarterly cash distributions it receives.

The general partner of Teekay Offshore or Teekay LNG may be removed by unitholders holding at least at least 66 2⁄3% of outstanding units.

As at September 30, 2013, Teekay owned 29.9% of Teekay Offshore (including the general partner’s 2% interest) and 36.9% of Teekay LNG (including the general partner’s 2% interest). The general partner of Teekay

Offshore and the general partner Teekay LNG are subsidiaries of Teekay, but can be removed as general partner of the applicable entity by the affirmative vote of unitholders holding at least 66 2⁄3% of outstanding units (including units held by the general partner) of the applicable entity. Once Teekay’s holdings in Teekay Offshore or Teekay LNG are reduced below 33 1⁄3%, it may be unable to prevent a change in the applicable general partner.

Conflicts of interest may arise because the respective boards of directors of the general partners of Teekay Offshore and Teekay LNG have a fiduciary duty to manage the general partners in a manner that is beneficial to their owners and, at the same time, in a manner that is beneficial to the respective unitholders of Teekay Offshore and Teekay LNG.

Teekay owns the respective sole general partners of Teekay Offshore and Teekay LNG. Each of the board of directors of these general partners owes a fiduciary duty to the respective unitholders of Teekay Offshore and Teekay LNG, and not just to Teekay as owner of the general partners. As a result of these potential conflicts, the boards of directors of the general partners of Teekay Offshore and Teekay LNG may favor the interests of the public unitholders of Teekay Offshore or Teekay LNG over the interests of Teekay as the owner of the general partners.

Tax risks

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A non-U.S. entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties, other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS or a court of law, will accept our position, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year, U.S. holders of our common stock will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those U.S. holders make certain elections available under the Code, such holders would be liable to pay tax at ordinary income tax rates plus interest upon certain distributions and upon any gain from the disposition of our common stock, as if such distribution or gain had been recognized ratably over the U.S. holder’s holding period. Please read “Material U.S. Federal Income Tax Considerations — United States Federal Income Taxation of U.S. Holders — Consequences of Possible PFIC Classification” beginning on page 23 of this prospectus.

We may be subject to taxes, which could affect our operating results.

We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations, which reduces our operating results. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing our operating results. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, changes in the ownership of our stock may cause us to be unable to claim an exemption from U.S. federal income tax under Section 883 of the Code. If we were not exempt from tax under Section 883 of the Code, we will be subject to U.S. federal income tax on shipping income attributable to our subsidiaries’ transportation of cargoes to or from the U.S., the amount of which is not within our complete control. Also, jurisdictions in which we or our subsidiaries are organized, own assets or have operations may change their tax laws, or we may enter into new business transactions relating to such jurisdictions, which could result in increased tax liability and reduce our operating results. Please read “Material U.S. Federal Income Tax Considerations — United States Federal Income Taxation of U.S. Holders — Consequences of Possible PFIC Classification” beginning on page 23 of this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of common stock by the selling shareholders under this prospectus and any related prospectus supplement. Please read “Selling Shareholders.”

CAPITALIZATION

The following table sets forth our capitalization on a consolidated basis as of September 30, 2013.

The data in the table is derived from, and should be read in conjunction with, our historical financial statements, including accompanying notes, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our Report on Form 6-K filed on November 26, 2013, which is incorporated by reference herein.

As of September 30, 2013
(in thousands)
Cash and cash equivalents(1)	$618,416
Restricted cash(2)	503,191

Total cash and restricted cash	$1,121,607

Long-term debt, including current portion:
Long-term debt	6,219,001
Long-term obligations under capital leases(2)	630,270

Total Long-term debt	$6,849,271
Equity
Common stock and additional paid-in capital(1)	$706,093
Retained earnings(1)	499,690
Non-controlling interest	1,911,380
Accumulated other comprehensive loss	(11,564)

Total Capitalization	$9,954,870

(1)	Figure excludes our repurchase of 300,000 shares of our common stock from Resolute Investments Ltd., for the aggregate purchase price of $12.0 million, pursuant to a common stock repurchase agreement, dated December 2, 2013.
(2)	Under certain capital lease arrangements, we maintain restricted cash deposits that, together with interest earned on the deposits, will equal the remaining scheduled payments we owe under our capital leases. The interest we receive from these deposits is used solely to pay interest associated with our capital leases, and the amount of interest we receive approximates the amount we pay on our capital leases.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Shares of our common stock are listed for trading on the New York Stock Exchange under the symbol “TK.”

The following table sets forth, for the periods indicated, the high and low sales price per share of our common stock, as reported on the New York Stock Exchange, and the amount of quarterly dividends declared per share. The closing sale price of our shares of common stock on the New York Stock Exchange on December 9, 2013 was $43.39 per share.

	Price Ranges		Quarterly Cash Dividends(1)
	High	Low
Years Ended
December 31, 2012	$36.60	$24.89
December 31, 2011	37.93	20.67
December 31, 2010	33.96	20.42
December 31, 2009	26.50	11.35
December 31, 2008	54.71	10.95
Quarters Ended
December 31, 2013(2)	$44.98	$40.59
September 30, 2013	42.91	37.20	$0.31625
June 30, 2013	41.27	32.69	0.31625
March 31, 2013	36.69	32.49	0.31625
December 31, 2012	32.97	28.88	0.31625
September 30, 2012	33.70	27.35	0.31625
June 30, 2012	36.60	24.98	0.31625
March 31, 2012	35.60	24.89	0.31625
December 31, 2011	28.50	20.67	0.31625
September 30, 2011	31.78	21.37	0.31625
June 30, 2011	37.93	29.81	0.31625
March 31, 2011	37.19	31.55	0.31625
Months Ended
December 31, 2013(3)	$44.98	$43.34
November 30, 2013	44.67	42.53
October 31, 2013	44.48	40.59
September 30, 2013	42.91	39.64
August 31, 2013	41.51	37.20
July 31, 2013	41.55	38.86
June 30, 2013	41.27	37.46

(1)	Dividends are shown for the quarter with respect to which they were declared.
(2)	Period beginning October 1, 2013 and ending December 9, 2013.
(3)	Period beginning December 1, 2013 and ending December 9, 2013.

SELLING SHAREHOLDERS

This prospectus covers the offering for resale of up to 5,700,000 shares of our common stock by the selling shareholders identified below. These shares were sold to the selling shareholders pursuant to a common stock purchase agreement dated December 2, 2013, between one of our existing shareholders, Resolute Investments, Ltd., and the selling shareholders in a transaction exempt from the registration requirements of the Securities Act. In connection with that purchase agreement, we entered into a registration rights agreement with the selling shareholders, granting the selling shareholders certain registration rights with respect to the shares subject to this prospectus.

The table below sets forth information about the maximum number of shares of common stock that may be offered from time to time by the selling shareholders under this prospectus. The selling shareholders identified below may currently hold or acquire at any time shares of our common stock in addition to those registered hereby. In addition, the selling shareholders identified below may sell, transfer or otherwise dispose of some or all of their common stock in private placement transactions exempt from or not subject to the registration requirements of the Securities Act. Accordingly, we cannot give an estimate as to the amount of shares of common stock that will be held by the selling shareholders upon termination of this offering.

Information concerning the selling shareholders may change from time to time and, to the extent required, we will supplement this prospectus accordingly.

To our knowledge, the selling shareholders do not have nor have had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of common stock. Because the selling shareholders may sell all or a portion of the common stock registered hereby, we cannot estimate the number or percentage of our common stock that the selling shareholders will hold upon completion of the offering. For information on the procedure for sales by the selling shareholders, please read the disclosure set forth under the heading “Plan of Distribution.”

We have prepared the following table and the related notes based on information supplied to us by the selling shareholders on or prior to December 9, 2013. We have not sought to verify such information. Additionally, the selling shareholders may have sold or transferred some or all of the common stock listed below in exempt or non-exempt transactions since the date on which the information was provided to us. Other information about the selling shareholders may change over time.

Name of Selling Shareholder	Shares of Common Stock Owned	Percentage of Common Stock Owned +	Shares of Common Stock That May Be Offered Hereby	Shares of Common Stock Owned After Offering #	Percentage of Common Stock Owned After Offering +#
Andrew L. Atterbury	77,500	*	77,500	—	*
Blackwell Partners LLC(1)	104,282	*	27,400	76,882	*
Brenner West Capital Master Fund, Ltd.(2)	2,719,771	3.9%	198,995	2,520,776	3.6%
Brenner West Capital Partners, LP(2)	134,001	*	1,005	132,996	*
Compass HTV LLC(1)	151,430	*	39,775	111,655	*
Compass Offshore HTV PCC Limited(1)	133,723	*	35,125	98,598	*
Goldman Sachs MLP Income Opportunities Fund(3)	1,000,000	1.4%	1,000,000	—	*
Goldman Sachs MLP Energy Infrastructure Fund(3)	360,000	*	360,000	—	*
Highline A Master Fund, L.L.C.(4)	224,686	*	44,400	180,286	*
Highline B Master Fund, L.L.C.(4)	96,900	*	25,000	71,900	*

Name of Selling Shareholder	Shares of Common Stock Owned	Percentage of Common Stock Owned +	Shares of Common Stock That May Be Offered Hereby	Shares of Common Stock Owned After Offering	Percentage of Common Stock Owned After Offering +#
Highline Capital Master, L.P.(4)	883,529	1.3%	157,600	725,929	1.0%
Highline Capital Partners, L.P.(4)	94,094	*	16,400	77,694	*
Highline Capital Partners QP, LP(4)	813,218	1.2%	146,600	666,618	*
Kayne Anderson Energy Total Return Fund, Inc.(5)	330,700	*	250,000	80,700	*
Kayne Anderson Midstream/Energy Fund, Inc.(5)	250,000	*	250,000	—	*
Richard D. Kinder	75,000	*	75,000	—	*
MTP Energy Fund Ltd.(1)	2,351,612	3.3%	900,000	1,451,612	2.1%
MTP Energy Opportunities Fund LLC(1)	625,000	*	625,000	—	*
Magnetar Capital Master Fund, Ltd.(1)	795,840	1.1%	150,000	645,840	*
Magnetar Constellation Fund II, Ltd.(1)	33,250	*	33,250	—	*
Magnetar Constellation Master Fund, Ltd.(1)	80,500	*	80,500	—	*
Magnetar Global Event Driven Master Fund Ltd.(1)	562,271	*	147,700	414,571	*
Magnetar SC Fund Ltd.(1)	38,500	*	38,500	—	*
Magnetar Xing He Master Fund Ltd.(1)	22,750	*	22,750	—	*
William V. Morgan	25,000	*	25,000	—	*
New Mountain Vantage LO, L.P.(6)	11,498	*	3,036	8,462	*
New Mountain Vantage, L.P.(6)	486,230	*	127,582	358,648	*
New Mountain Vantage (California), L.P.(6)	368,766	*	97,277	271,489	*
New Mountain Vantage (California) II, L.P.(6)	984,689	1.4%	259,742	724,947	1.0%
New Mountain Vantage Holdco Ltd.(6)	47,115	*	12,363	34,752	*
Fayez S. Sarofim(7)	37,500	*	37,500	—	*
Sarofim International Management Company(7)	37,500	*	37,500	—	*
Seis Holdings LLC	50,000	*	50,000	—	*
Sterling Holdings, LLC	20,000	*	20,000	—	*
Triangle Peak Partners II, LP	250,000	*	250,000	—	*
Whetstone Capital, LP	77,500	*	77,500	—	*

TOTAL	14,354,355		5,700,000	8,654,355

+	Based on a total of 70,611,777 shares of common stock issued and outstanding on December 9, 2013.
*	Less than 1%.
#	Assumes the sale of all shares offered in this prospectus and no sales of any shares held by any selling shareholder as of December 9, 2013 that are not registered for resale under this prospectus.
(1)

The selling shareholder (other than MTP Energy Fund Ltd and MTP Energy Opportunities Fund LLC) is managed by Magnetar Financial LLC, as its investment advisor. Therefore, Magnetar Financial LLC is considered to have shared voting power and shared investment power with respect to the shares of Teekay common stock owned by such selling shareholders.

MTP Energy Fund Ltd and MTP Energy Opportunities Fund LLC are managed by MTP Energy Management LLC, as investment advisor, the sole member of which is Magnetar Financial LLC. Therefore, MTP Energy Management LLC and Magnetar Financial LLC are considered to have shared voting power and shared investment power with respect to the shares of Teekay common stock owned by such two selling shareholders. In addition to the selling shareholder, other funds managed by Magnetar Financial LLC or certain of its affiliates own a total of an additional 999,984 shares of Teekay common stock.
(2)	Brenner West Capital Advisors, LLC holds voting and investment power over the shares of Teekay common stock held by the selling shareholder. In addition to the shares of Teekay common stock held by Brenner West Capital Master Fund, Ltd. and Brenner West Capital Partners, LP, Brenner West Capital Advisors also holds voting and investment power over an additional 186,400 shares of Teekay common stock held by another fund it manages.
(3)	Goldman Sachs Asset Management, L.P., a wholly owned subsidiary of The Goldman Sachs Group, Inc., serves as the investment adviser of the selling shareholder and holds voting and investment power over the shares of Teekay common stock held by the selling shareholder.
(4)	Highline Capital Holdings, L.L.C. (or Highline Capital) serves as the general partner or managing member, as applicable, of the selling shareholder, and may be deemed to have beneficial ownership over the shares held by the selling shareholder. Jacob W. Doft is the sole managing member of Highline Capital, and, as the sole managing member, has voting and investment control over shares held by the selling shareholder.
(5)	KA Fund Advisors, LLC (or KAFA) serves as the manager of the selling shareholder and, therefore, has voting power and investment power over the shares held by the selling shareholder. Richard Kayne is the controlling owner of KAFA. The selling shareholder is affiliated with KA Associates, Inc. (or KAA), a FINRA-registered broker-dealer, through common ownership. The selling shareholder does not direct client transactions to KAA.
(6)	New Mountain Vantage GP, L.L.C. is the general partner of New Mountain Vantage LO, L.P., New Mountain Vantage, L.P., New Mountain Vantage (California), L.P. and New Mountain Vantage (California) II, L.P. As a result, New Mountain Vantage GP, L.L.C. may be deemed to have shared voting power and shared investment power with respect to the shares of Teekay common stock owned by such selling shareholders. New Mountain Vantage Advisers, L.L.C. serves as the investment adviser and manager of New Mountain Vantage LO, L.P., New Mountain Vantage, L.P., New Mountain Vantage (California), L.P., New Mountain Vantage (California) II, L.P. and New Mountain Vantage Holdco Ltd. As a result, New Mountain Vantage Advisers, L.L.C. may be deemed to have shared voting power and shared investment power with respect to the shares of Teekay common stock owned by such selling shareholders. Steven B. Klinsky is the sole managing member of New Mountain Vantage GP, L.L.C. and the sole member of New Mountain Vantage Advisers, L.L.C. As a result, Mr. Klinsky may be deemed to have shared voting power and shared investment power with respect to the shares of Teekay common stock owned by the selling shareholders for which New Mountain Vantage GP, L.L.C. is the general partner or New Mountain Vantage Advisers, L.L.C. serves as the investment adviser and manager.
(7)	Fayez S. Sarofim indirectly controls Sarofim International Management Company. Therefore, Mr. Sarofim is considered to have investment power and voting power over the share of Teekay common stock held by Sarofim International Management Company.

DESCRIPTION OF CAPITAL STOCK

GENERAL

We may issue common stock or preferred stock, in one or more distinct series, from time to time. This section summarizes the material terms of our common stock and material terms that would be common to all series of our preferred stock. The following description of our common stock, preferred stock and provisions of our Amended and Restated Articles of Incorporation, as amended (or Articles) and our Amended and Restated Bylaws (or Bylaws), are summaries and are qualified by reference to our Articles and our Bylaws, copies of which have been filed as exhibits to our Annual Report on Form 20-F for the year ended December 31, 2012, which is incorporated by reference herein.

Our authorized capital stock consists of 725 million shares of common stock, with a par value of $0.001 per share and 25 million shares of preferred stock, with a par value of $1 per share. As of September 30, 2013, there were 70,815,678 shares of our common stock outstanding and no shares of our preferred shares outstanding.

Exchange Listing. Shares of our common stock are listed on the New York Stock Exchange, where they trade under the symbol “TK.”

Transfer Agent and Registrar. Computershare Shareowner Services LLC serves as registrar and transfer agent for our common stock.

COMMON STOCK

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of our preferred stock, holders of common stock are entitled to receive ratably any dividends declared from time to time by our Board of Directors out of funds legally available therefor. Holders of our common stock generally do not have conversion, redemption or preemptive rights to subscribe for any of our securities. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any shares of preferred stock that we may issue.

In 2008, we announced that our Board of Directors had authorized the repurchase of up to $200 million of shares of our common stock in the open market. As at September 30, 2013, we had repurchased approximately 5.2 million shares of common stock for $162.3 million pursuant to such authorizations. On December 3, 2013, we repurchased and subsequently cancelled an additional 300,000 shares of our common stock for $40 per share in a privately negotiated transaction with Resolute Investments, Ltd.

PREFERRED STOCK

Our Board of Directors may from time to time, and without further action by our shareholders, direct the issuance of shares of preferred stock in one or more series and may, at the time of issuance, determine the rights, preference and limitations of each such series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of our preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Teekay before any payment is made to the holders of shares of our common stock. The voting, dividend, liquidation, redemption, conversion or other rights of any preferred stock we may issue could adversely affect the voting power and other rights of the holders of our common stock and may have the effect of decreasing the market price of our common stock. Under certain circumstances, the issuance of shares of our preferred stock may render more difficult or tend to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.

ANTI-TAKEOVER PROVISIONS

Preferred Stock Authorization. As noted above, our Board of Directors, without shareholder approval, has the authority under our Articles to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated or which have a tendency to delay or prevent a change of control of Teekay or make removal of management more difficult.

Shareholder Rights Plan. We have an amended and restated shareholders rights agreement pursuant to which holders of our common stock have been granted one purchase right on each outstanding share of common stock. Each purchase right, when exercisable, initially entitles its registered holder to purchase from us one share of our common stock at a price of $200 per share, subject to certain anti-dilution adjustments. The purchase rights are not currently exercisable and will become exercisable only upon the earlier of:

•	Ten days following a public announcement that a person became an “acquiring person,” which refers to a person who either (a) did not beneficially own 15% or more of our outstanding common stock on July 2, 2010 (the effective date of the amended and restated shareholder rights plan), and subsequently acquires beneficial ownership of 20% or more of our outstanding common stock, or (b) did beneficially own 15% or more of our outstanding common stock on July 2, 2010, and subsequently acquires beneficial ownership of an additional 5% or more of our outstanding common stock; or

•	Ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an acquiring person.

Unless otherwise approved by our Board of Directors, if a person becomes an acquiring person, the purchase rights held at any time by the acquiring person and its affiliates will become null and void and nontransferable, and the remaining purchase rights will entitle each other right holder to purchase, for the purchase price, the number of shares of our common stock which at the time of the transaction would have a market value equal to twice the purchase price. Additionally, at any time prior to an acquiring person’s becoming the holder of 50% or more of our outstanding shares of common stock, our Board of Directors may exchange the purchase rights (other than the purchase rights owned by the acquiring person and its affiliates), at an exchange ratio of one share of our common stock per purchase right.

After a person becomes an acquiring person, each of the following events would entitle each holder of a purchase right (other than the acquiring person and its affiliates) to purchase, for the purchase price, that number of shares of common stock of another corporation which at the time of the event would have a market value equal to twice the purchase price:

•	the acquisition of us in a merger by such other corporation;

•	a business combination between us and such other corporation; or

•	the sale, lease, exchange or transfer of 50% or more of our assets or assets accounting for 50% or more of our net income or revenues, in one or more transactions.

At any time prior to the earlier of a triggering offer or any person becoming an acquiring person, our Board of Directors may redeem the purchase rights in whole, but not in part, at a price of $0.0001 per purchase right. In addition, the Board may also waive, within a specified period, the effect of such triggering event or a person being an acquiring person.

The purchase rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. The purchase rights will not interfere with any merger or other business combination approved by our Board of Directors, since the Board of

Directors may, at its option, redeem all of the then-outstanding purchase rights or waive the application of the shareholder rights plan in connection with a specific transaction. The shareholder rights plan and the rights expire in July 2020. The description and terms of the purchase rights are set forth in a Rights Agreement that is filed as an exhibit to the Registration Statement on Form 8-A/A filed on July 2, 2010, which is incorporated by reference into this prospectus.

Shareholder Meetings, Quorum, Voting and Consents. Our Bylaws establish advance notice procedures with respect to business brought before an annual meeting by a shareholder and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors. Under our Bylaws, special meetings of the shareholders may be called only by our Board of Directors. No business other than that stated in the notice of meeting may be transacted at any special meeting. Our Articles provide that a majority of the shares entitled to vote on any matter shall constitute a quorum at a meeting of shareholders, unless the matter has been is submitted to the shareholders at any meeting and recommended by a majority of our Continuing Directors (as defined in our Articles), in which case one-third of the shares entitled to vote on the matter shall constitute a quorum. In addition, under Marshall Islands law, shareholder actions taken without a shareholder meeting or a vote must be taken by unanimous written consent of the shareholders entitled to vote with respect to the subject matter thereof. These provisions may have the effect of delaying or preventing consideration of certain shareholder proposals until the next annual meeting, if at all, unless a special meeting is called by our Board of Directors.

Election of Directors. Our Bylaws provide for a “staggered board,” with our Board of Directors divided into three classes, as nearly equal in number as possible, and the directors in each class serving three-year terms and one class being elected each year by our shareholders. Vacancies on the Board of Directors are filled by our Board of Directors. Because this system of electing directors and filling vacancies generally makes it more difficult for shareholders to replace a majority of the Board of Directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to gain control of us.

OTHER MATTERS

Sales of Assets, Mergers and Dissolution. Under the Marshall Islands Business Corporations Act, the sale of all or substantially all of Teekay’s assets not made in the usual or regular course of Teekay’s business or the non-judicial dissolution and liquidation of Teekay are required to be approved by the holders of two-thirds of the outstanding shares of our capital stock entitled to vote on such matter (and by the holders of a majority of shares of each class of shares entitled to vote separately as a class) or by a unanimous written consent of all holders of capital stock entitled to vote on the matter. In addition, the holders of one-half of the outstanding shares of capital stock entitled to vote may institute judicial dissolution proceedings in specified circumstances in accordance with the Marshall Islands Business Corporations Act. In the event of the dissolution of Teekay, the holders of our common stock will be entitled to share pro rata in our net assets available for distribution to them, after payment to all creditors and the liquidation preferences of any of our outstanding preferred stock.

Under the Marshall Islands Business Corporations Act, a merger or consolidation involving Teekay (other than with subsidiaries at least 90% of whose shares are owned by Teekay) is required to be approved by the holders of a majority of the outstanding shares of our capital stock entitled to vote on the matter, and by the holders of a majority of any class of shares entitled to vote separately as a class.

Dissenters’ Rights of Appraisal and Payment. Under the Marshall Islands Business Corporations Act, our shareholders have the right to dissent from various corporate actions, including certain mergers or certain sales of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. The right of a dissenting shareholder to receive payment of the fair value of such shareholder’s shares shall not be available for the shares of any class or series of stock, which shares, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. A condition for such payment is that the dissenting shareholders follow the procedures set forth in the Marshall Islands Business Corporations Act. In the event that we fail to agree with any dissenting shareholder on a price for the shares, such procedures involve, among other things, the institution of court proceedings in either the Marshall Islands or the country where our shares are primarily traded, which is the United States. The value of the shares of a dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Amendment of Articles of Incorporation. Under the Marshall Islands Business Corporations Act, amendments to the articles of incorporation of a Marshall Islands corporation generally may be authorized by vote of the holders of a majority of all outstanding shares entitled to vote. The approval of the holders of a majority of the outstanding shares of an adversely affected class or series of stock is also required for certain amendments.

Limitations on Ownership and Dividends. Neither Marshall Islands law nor our Articles or Bylaws limit the right to own our securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities. Certain of our debt facilities, and Marshall Islands law, impose limitations on our ability to pay dividends.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Perkins Coie LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this prospectus, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Corporation.

This discussion is limited to stockholders who hold their common stock as a capital asset for tax purposes. This discussion does not address all tax considerations that may be important to a particular stockholder in light of the stockholder’s circumstances, or to certain categories of stockholders that may be subject to special tax rules, such as:

•	dealers in securities or currencies,

•	traders in securities that have elected the mark-to-market method of accounting for their securities,

•	persons whose functional currency is not the U.S. dollar,

•	persons holding our common stock as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction,

•	certain U.S. expatriates,

•	financial institutions,

•	insurance companies,

•	persons subject to the alternative minimum tax,

•	persons that actually or under applicable constructive ownership rules own 10% or more of our common stock, and

•	entities that are tax-exempt for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your own tax advisor about the U.S. federal income tax consequences of owning and disposing the common stock.

No ruling has been or will be requested from the Internal Revenue Service (or IRS) regarding any matter affecting us or our stockholders. Instead, we will rely on the opinion of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS.

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each stockholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our common stock.

United States Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our common stock that is (i) a U.S. citizen or U.S. resident alien, (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Distributions

Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and thereafter as capital gain. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock generally will be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common stock is traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been a PFIC, as discussed below); (iii) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) certain other conditions are met. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our common stock not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in such stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss generally will be treated as U.S.-source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75% of its gross income is “passive” income; or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties, other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our and our subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC, and our counsel, Perkins Coie LLP, is of the opinion that it is more likely than not that we are not a PFIC based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations, including:

•	more than 25% of our total gross income at all relevant times is income of a type that Perkins Coie LLP has opined more likely than not would not be characterized as “passive income;” and

•	more than 50% of the gross value of all of our assets are assets that produce, or are held for the production of, income of a type that Perkins Coie LLP has opined more likely than not would not be characterized as “passive income.”

An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinion of Perkins Coie LLP may not be sustained by a court if contested by the IRS. Further, no assurance can be given, that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “Qualified Electing Fund” (a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (an Electing Holder), the Electing Holder must report each taxable year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the U.S. Holder’s holding period of our common stock during which we qualified as a PFIC, the U.S. Holder may be treated as having made a timely QEF election by filing a QEF election with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the U.S. Holder’s common stock on the “qualification date.” The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our taxable years, but did not make such election with respect to the first year in the U.S. Holder’s holding period of our common stock during which we qualified as a PFIC and the U.S. Holder did not make the deemed sale election described above, the U.S. Holder also will be subject to the more adverse rules described below.

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common stock.

Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our common stock and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s common stock at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the U.S. Holder’s common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common stock in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.

If a U.S. Holder makes a mark-to-market election for one of our taxable years and we were a PFIC for a prior taxable year during which such U.S. Holder held our common stock and for which (i) we were not a QEF with respect to such U.S. Holder and (ii) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first taxable year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s common stock exceeds the U.S. Holder’s adjusted tax basis in the common stock at the end of the first taxable year for which the mark-to-market election is in effect.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (i) any “excess distribution” (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (ii) any gain realized on the sale, exchange or other disposition of the stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayers for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year;

If we were treated as a PFIC, a U.S. Holder would be required to file Form 8621 annually with the IRS with respect to the U.S. Holder’s common stock. In addition, if a Non-Electing Holder who is an individual dies while owning our common stock, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

U.S. Holders are urged to consult their own tax advisors regarding the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us and our subsidiaries, and the U.S. federal income tax consequences of making such elections.

Consequences of Possible Controlled Foreign Corporation Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50% of either the total combined voting power of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation (or a CFC).

CFC Shareholders are treated as receiving current distributions of their shares of certain income of the CFC without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC. In addition, a person who is or has been a CFC Shareholder may recognize ordinary income on the disposition of shares of the CFC. Although we do not believe we are or will become a CFC, U.S. persons owning a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder in the event we become a CFC in the future.

The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change in the event we become a CFC in the future.

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return. Penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult with your tax advisor regarding the possible application of this disclosure requirement.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.

Distributions

In general, distributions we make to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we make will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions made to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Sale, Exchange or Other Disposition of Common Stock

The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common stock generally is the same as described above regarding distributions. However, an individual Non-U.S. Holder may be subject to tax on gain resulting from the disposition of our common stock if the Non-U.S. Holder is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements.

Medicare Tax on Unearned Income

Certain U.S. Holders that are not corporations are subject to a 3.8% tax on certain investment income, including dividends and gain from the sale or other disposition of stock. It is unclear whether this tax applies to non-U.S. Holders that are estates or trusts and that have one or more U.S. beneficiaries. U.S. Holders and non-U.S. Holders that are estates or trusts with one or more U.S. beneficiaries should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our common stock.

Backup Withholding and Information Reporting

In general, payments of distributions or the proceeds of a disposition of common stock to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that the U.S. Holder has failed to report all interest or distributions required to be shown on the U.S. Holder’s U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States, or through a U.S. payor by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a stockholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a return with the IRS.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Considerations

The following discussion is based upon the opinion of Watson, Farley & Williams LLP, our counsel as to matters of the laws of the Republic of The Marshall Islands, and the current laws of the Republic of The Marshall Islands and is applicable only to persons who do not reside in, maintain offices in or engage in business in the Republic of The Marshall Islands.

Because Teekay and our subsidiaries do not, and do not expect that we or they will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to issuances of shares of our common stock was executed outside of the Republic of The Marshall Islands, under current Marshall Islands law, no taxes or withholdings will be imposed by the Republic of The Marshall Islands on distributions made to holders of shares of our common stock, so long as such persons do not reside in, maintain offices in, or engage in business in the Republic of The Marshall Islands. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of shares of our common stock.

PLAN OF DISTRIBUTION

As of the date of this prospectus, we have not been advised by the selling shareholders as to any plan of distribution. The selling shareholders may choose not to sell any of their common stock. Distributions of the common stock by the selling shareholders, or by their partners, pledgees, donees, transferees or other successors in interest, may from time to time be offered for sale either directly by the selling shareholders or other persons, or through underwriters, dealers or agents or on any exchange on which the common stock may from time to time be traded, in the over-the-counter market, in independently negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated.

The methods by which the common stock may be sold include:

•	underwritten transactions;

•	privately negotiated transactions;

•	exchange distributions and/or secondary distributions;

•	sales in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	broker-dealers may agree with the selling shareholder to sell a specified number of such shares of common stock at a stipulated price per unit;

•	a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	short sales;

•	through the writing of options on the common stock, whether or not the options are listed on an options exchange;

•	through the distributions of the shares by the selling shareholders to their partners, members or stockholders;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may effect such transactions by selling the common stock to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensation in the form of discounts or commissions from the selling shareholders and may receive commissions from the purchasers of the common stock for whom they may act as agent. The selling shareholder may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to register the common stock for sale under the Securities Act and to indemnify the selling shareholders against certain civil liabilities, including certain liabilities under the Securities Act.

We will pay the costs and expenses of the registration and offering of the common stock offered hereby. We will not pay any underwriting fees, discounts and selling commissions allocable to a selling shareholder’s sale of common stock, which will be paid by the selling shareholder. Broker-dealers may act as agent or may purchase securities as principal and thereafter resell the securities from time to time:

•	in or through one or more transactions (which may involve crosses and block transactions) or distributions;

•	on the New York Stock Exchange;

•	in the over-the-counter market; or

•	in private transactions.

Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

In connection with sales of the common stock under this prospectus, the selling shareholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders also may sell shares of common stock short and deliver them to close out the short positions or loan or pledge the shares to broker-dealers that in turn may sell them.

From time to time, the selling shareholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by it. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. The number of the selling shareholders’ securities offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for the selling shareholders’ securities will otherwise remain unchanged. In addition, the selling shareholders may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

The selling shareholders and any underwriters, broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act. To the extent a selling shareholder is a broker-dealer, it is, according to SEC interpretation, an “underwriter” within the meaning of the Securities Act. Underwriters are subject to the prospectus delivery requirements under the Securities Act. If a selling shareholder is deemed to be an underwriter, that selling shareholder may be subject to certain statutory liabilities under the Securities Act and the Exchange Act.

To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in one or more prospectus supplements. In that event, the discounts and commissions the selling shareholders will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements. Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses. We and the selling shareholders may indemnify underwriters, brokers, dealers and agents against specific liabilities, including liabilities under the Securities Act.

In addition, the selling shareholders may sell shares of common stock in compliance with Securities Act Rule 144, if available, or pursuant to other available exemptions from the registration requirements under the Securities Act, rather than pursuant to this prospectus.

The selling shareholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling shareholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling shareholder and its affiliates. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

The aggregate maximum compensation the underwriters will receive in connection with the sale of any securities under this prospectus and the registration statement of which it forms a part will not exceed 10% of the gross proceeds from the sale.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered may be set forth in the accompanying prospectus supplement.

In connection with offerings hereunder and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions which stabilize or maintain the market price of the securities at levels above those which might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may overallot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases the previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

Teekay is a Marshall Islands corporation. The Republic of The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Many of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside of the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our subsidiaries or our directors or officers or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Watson, Farley & Williams LLP, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Republic of The Marshall Islands would (1) recognize or enforce against us or our directors and officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against us or our directors and officers or those of our subsidiaries in original actions brought in the Republic of The Marshall Islands, based on these laws.

LEGAL MATTERS

Unless otherwise stated in the applicable prospectus supplement, the validity of the common stock and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson, Farley & Williams LLP. Certain other legal matters will be passed upon for us by Perkins Coie LLP, Portland, Oregon. Any underwriter will be advised about other issues relating to any offering by its own legal counsel. If certain legal matters in connection with an offering of the common stock made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters for such offering, that counsel will be named in the applicable prospectus supplement related to the offering.

EXPERTS

The consolidated financial statements of Teekay Corporation as of December 31, 2012 and 2011, and for each of the years in the two-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated statements of loss, comprehensive loss, cash flows and changes in total equity of Teekay Corporation and subsidiaries for the year ended December 31, 2010, appearing in its Annual Report on Form 20-F for the year ended December 31, 2012, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

EXPENSES

The following table sets forth costs and expenses we expect to incur in connection with the issuance and distribution of the securities covered by this prospectus. All amounts are estimated except the SEC registration fee.

U.S. Securities and Exchange Commission registration fee	$32,766
Legal fees and expenses	$100,000
Accounting fees and expenses	$15,000
Miscellaneous	$52,234

Total	$200,000

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.	Indemnification of Directors and Officers

The Registrant is a Marshall Islands corporation. The Marshall Islands Business Corporations Act (or MIBCA) provides that a Marshall Islands corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

A Marshall Islands corporation also has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

To the extent that a director or officer of a Marshall Islands corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding paragraphs, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in the MIBCA.

In addition, a Marshall Islands corporation has the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of the MIBCA.

The indemnification and advancement of expenses provided by, or granted pursuant to the MIBCA shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. The indemnification and advancement of expenses provided by, or granted pursuant to, the MIBCA shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section F of the Registrant’s Amended and Restated Articles of Incorporation, as amended, provides that to the fullest extent permitted under the MIBCA, a director of the Registrant shall not be liable to the Registrant or its shareholders for monetary damages for breach of fiduciary duty as a director. Section 10.00 of the Registrant’s Bylaws provides that any person who is made party to a proceeding by virtue of being an officer or director of the Registrant or, being or having been such a director or officer or an employee of the Registrant, serving at the request of the Registrant as a director, officer, employee or agent of another corporation or other enterprise, shall be indemnified and held harmless to the fullest extent permitted by the MIBCA against any and all expense, liability, loss (including attorneys’ fees, judgments, fines or penalties and amounts paid in settlement) actually incurred or suffered by such person in connection with the proceeding.

The Registrant maintains a directors’ and officers’ liability insurance policy that, subject to the limitations and exclusions stated therein, covers the Registrant’s officers and directors for certain actions or inactions that they may take or omit in their capacities as officers and directors of the Registrant.

In addition, the Registrant has entered into separate indemnification agreements with some of its officers and directors. These indemnification agreements provide for indemnification of the director or officer against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except to the extent that such person is otherwise indemnified, such action, suit or proceeding arose out of such person’s intentional misconduct, knowing violation of law or out of a transaction in which such director or officer is finally judicially determined to have derived an improper personal benefit, or if it shall be determined by a final judgment or other final adjudication that such indemnification was not lawful.

ITEM 9.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

4.1	Amended and Restated Articles of Incorporation of Teekay Corporation (incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009)

4.2	Articles of Amendment of Articles of Incorporation of Teekay Corporation (incorporated by reference to Exhibit 1.2 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009)

4.3	Amended and Restated Bylaws of Teekay Corporation (incorporated by reference to Exhibit 1.3 to the Company’s Report on Form 6-K (File No.1-12874), filed with the SEC on August 31, 2011)

5.1	Opinion of Watson, Farley & Williams LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson, Farley & Williams LLP, relating to tax matters

10.1	Registration Rights Agreement by and among Teekay Corporation and the selling shareholders named therein, dated as of December 2, 2013

23.1	Consent of KPMG LLP

23.2	Consent of Ernst & Young LLP

23.3	Consent of Watson, Farley & Williams LLP (contained in Exhibit 5.1)

23.4	Consent of Perkins Coie LLP (contained in Exhibit 8.1)

24.1	Powers of Attorney

*	To be filed by amendment or as an exhibit to a current report on Form 6-K

(b) Financial Statement Schedules.

All supplemental schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

(c) Reports, Opinions, and Appraisals

The following reports, opinions, and appraisals are included herein: None.

ITEM 10.	Undertakings

The Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.	To include any prospectus required by section 10(a)(3) of the Securities Act;

b.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

c.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs 1(a), 1(b) and 1(c) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph 4 and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by section 10(a)(3) of the Securities Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

5.	That, for the purpose of determining liability under the Securities Act to any purchaser:

a.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

b.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

6.	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a.	Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424;

b.	Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

c.	The portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

d.	Any other communication that is an offer in the offering made by the Registrant to the purchaser.

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3ASR and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada on December 10, 2013.

TEEKAY CORPORATION

By:	/s/ Vincent Lok
Name:	Vincent Lok
Title:	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on December 10, 2013.

Signature	Title

/s/ Peter Evensen Peter Evensen	Director, President and Chief Executive Officer (Principal Executive Officer, Authorized Representative in the United States)

/s/ Vincent Lok* Vincent Lok	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ C. Sean Day* C. Sean Day	Director and Chair of the Board

/s/ Axel Karlshoej* Axel Karlshoej	Director and Chair Emeritus

/s/ Dr. Ian Blackburne* Dr. Ian Blackburne	Director

/s/ William B. Berry* William B. Berry	Director

/s/ Peter S. Jansen* Peter S. Jansen	Director

/s/ Thomas Kuo-Yuen Hsu* Thomas Kuo-Yuen Hsu	Director

/s/ Eileen A Mercier* Eileen A Mercier	Director

/s/ Bjorn Moller* Bjorn Moller	Director

/s/ Tore I. Sandvol* Tore I. Sandvol	Director

/s/ Peter Evensen *Peter Evensen Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

4.1	Amended and Restated Articles of Incorporation of Teekay Corporation (incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009)

4.2	Articles of Amendment of Articles of Incorporation of Teekay Corporation (incorporated by reference to Exhibit 1.2 to the Company’s Report on Form 20-F (File No. 1-12874), filed with the SEC on April 7, 2009)

4.3	Amended and Restated Bylaws of Teekay Corporation (incorporated by reference to Exhibit 1.3 to the Company’s Report on Form 6-K (File No.1-12874), filed with the SEC on August 31, 2011)

5.1	Opinion of Watson, Farley & Williams LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson, Farley & Williams LLP, relating to tax matters

10.1	Registration Rights Agreement by and among Teekay Corporation and the selling shareholders named therein, dated as of December 2, 2013

23.1	Consent of KPMG LLP

23.2	Consent of Ernst & Young LLP

23.3	Consent of Watson, Farley & Williams LLP (contained in Exhibit 5.1)

23.4	Consent of Perkins Coie LLP (contained in Exhibit 8.1)

24.1	Powers of Attorney

*	To be filed by amendment or as an exhibit to a current report on Form 6-K